UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 4

                              GRYPHON HOLDINGS INC.

                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
      -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    400515102
      -------------------------------------------------------------------
                                 (CUSIP NUMBER)

                            Gregory B. Nevers, Esq.
                               Corporate Counsel
                               Markel Corporation
                                 4551 Cox Road
                              Glen Allen, VA 23060
                                 (804) 965-1673
       ------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 1, 1998
      -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400515102

        This statement amends the statement on Schedule 13D dated March 30, 1998, as amended on May 26, 1998, July 28, 1998 and September 1, 1998 ("Schedule 13D"), previously filed by Markel Corporation, a Virginia corporation ("Markel"), relating to the common stock, $.01 par value per share ("Common Stock"), of Gryphon Holdings, Inc., a Delaware corporation ("Gryphon" or the "Issuer"). Defined terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 13D.

ITEM 4.        PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended and restated in full as follows:

      On October 1, 1998 Markel sent a letter to the Board of Directors of Gryphon, a copy of which is attached as Exhibit A and is hereby incorporated by this reference (the "October 1 Letter"). In the October 1 Letter, Markel has made an unconditional cash merger offer subject only to required regulatory and shareholder approval, redemption of the poison pill and execution of a mutually acceptable merger agreement containing customary provisions for transactions of this nature (the "Offer"). Under the Offer each outstanding share of Gryphon Common Stock would be converted into the right to receive cash consideration of $18.00 per share. There can be no assurance (i) that the Gryphon Board of Directors will accept the Offer or (ii) that any transaction, if agreed upon and consummated, would contain the same terms as the Offer. If the Offer is accepted and ultimately consummated Gryphon's shares of common stock would no longer be publicly listed or quoted in the NASDAQ National Market and Gryphon's shares of Common Stock would become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Markel intends to continue to monitor its investment and review Gryphon's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Markel may consider from time to time various alternative courses of action and may discuss with Gryphon's Board ways in which Gryphon's shareholder value may be increased. Markel may also seek to acquire additional shares of Common Stock through open market purchases, privately negotiated transactions or otherwise or it may seek to dispose of some or all of the shares of Gryphon Common Stock owned by Markel (the "Shares").

In addition to the possible actions set forth in the October 1 Letter and this
Item 4, Markel may have discussions with Gryphon's Board of Directors, management and/or other shareholders of Gryphon concerning (i) the acquisition or disposition of shares of Gryphon Common Stock; (ii) Gryphon's charter, bylaws, shareholder rights plan and other instruments and/or actions which may impede the acquisition of control of Gryphon; and (iii) Gryphon's current and future business plans, prospects and management. Except as described above or in the October 1 Letter, Markel does not currently have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) though (j) of Item 4 of Schedule 13D. However, Markel reserves the right at any time to formulate other plans and purposes regarding its Shares or Gryphon.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October  1, 1998                 /s/ STEVEN A. MARKEL


                                            STEVEN A. MARKEL
                                            Vice Chairman

Exhibit A



October 1, 1998

Board of Directors
Gryphon Holdings, Inc.
30 Wall Street
New York, New York 10005-2201


Gentlemen:

We continue to be very concerned that the manner in which you have treated our offer to acquire Gryphon, particularly your failure to engage us in meaningful, good faith discussions, is contrary to the interests of Gryphon shareholders. We urge you to meet promptly, give the issues we've raised fair consideration and communicate your views clearly.

On September 1, 1998, we wrote to you and offered to purchase shares from all Gryphon shareholders in a merger. We felt this was an extremely generous offer and one which your shareholders would strongly support. We appreciated the opportunity to explain more fully our ideas and objectives with Messrs. Crane and Ford in a meeting in New York on September 16. Nevertheless, we have yet to receive an appropriate and meaningful response to our offer.

On September 18, Mr. Ford suggested in a telephone conversation that further discussions could occur, that we would have access to additional information and that we would move quickly to negotiate a transaction. Unfortunately, your financial advisor has presented us with a non-negotiable standstill agreement which is designed to silence us for two years rather than engage us in meaningful discussions. We understand from your advisors that other parties are receiving confidential information from the Company. Markel is the most logical buyer and we should not be excluded from the process.

Competitive factors such as the extended soft market conditions in the insurance industry, the importance of financial size and the "flight to quality" of customers all make it increasingly difficult for Gryphon to survive as a stand-alone entity. Markel's presence as a market leader and its excellent historical financial results make it the ideal partner for Gryphon and all its constituencies, and particularly would provide stability for Gryphon's clients and employees.

Board of Directors
October 1, 1998
Page 4

To encourage you to move expeditiously, we are enhancing the financial terms of our offer. We are making an unconditional cash merger offer of $18.00 per share, subject only to required regulatory and shareholder approval, redemption of the poison pill and execution of a mutually acceptable merger agreement containing customary provisions for transactions of this nature. This offer represents a premium of $6.38 or 55% over the price of Gryphon's common stock on the day prior to our September 1 letter to you and a premium of $4.00 or 29% over the price of Gryphon common stock on September 30, 1998. Our offer will expire at 5:00 p.m. EST on Monday, October 5, 1998.

In addition, we would be willing to enhance this offer if you can establish that additional value is warranted. We would be willing to execute a reasonable confidentiality agreement to accomplish this objective. This is an important offer which demands your considered review. We and your other shareholders are entitled to a prompt and clear response.

Sincerely,


Steven A. Markel
Vice-Chairman